Exhibit 99.1

Bitfarms to Present at the

26th Annual Needham Growth Conference

Presentation: Wednesday, January 17, 2024 / 4:30 PM ET

Toronto, Ontario and Brossard, Québec (January 4, 2024) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, announced today that it will be presenting in-person at the 26th Annual Needham Growth Conference on Wednesday, January 17th, at 4:30 PM ET in NYC. President and Chief Operating Officer, Geoffrey Morphy, and Chief Financial Officer, Jeff Lucas, will be giving the presentation.

Event:	Bitfarms Presentation at the 26th Annual Needham Growth Conference
Date:	Wednesday, January 17, 2024
Time:	4:30 pm ET

The Company’s presentation will be webcast live and available for replay here. For additional information or to schedule a virtual meeting on January 16th or an in-person meeting on January 17th with Bitfarms’ management, please contact your Needham representative or Bitfarms’ IR Team at Investors@bitfarms.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms in production, and two in development, in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca